DLA Piper US LLP
                                          2000 University Avenue
                                          East Palo Alto, California  94303-2214
                                          www.dlapiper.com


                                          David Hubb
                                          david.hubb@dlapiper.com
                                          T   650.833.2164
                                          F   650.687.1176


January 23, 2007

VIA EDGAR AND OVERNIGHT COURIER              FOIA CONFIDENTIAL TREATMENT REQUEST



Mr. David Edgar
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Re:      FOIA Confidential Treatment Request of Immersion Corporation

Dear Mr. Edgar:

On behalf of Immersion Corporation (the "Company"), and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. ss. 200.83), we request confidential treatment of the information (the "Confidential Material") identified as confidential, bearing the Bates-stamp numbers IMMR-001 through IMMR-008, in the enclosed letter, dated January 23, 2007, to Mr. Brad Skinner, Accounting Branch Chief, Division of Corporation Finance, Securities and Exchange Commission (the "Commission"). Please promptly inform the undersigned of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

The Confidential Material constitutes privileged or confidential trade secrets or commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. ss. 200.80(b)(4)). The Confidential Material has not previously been disclosed or made available to the public.

Pursuant to Rule 83, a copy of this request (but not the Confidential Material) is also being delivered to the Commission's Office of Freedom of Information Act and Privacy Operations.

Any questions or notifications with respect to this request for confidential treatment should be directed to Stephen Ambler, Chief Financial Officer and Vice President, Finance, Immersion Corporation, 801 Fox Lane, San Jose, California, 95131, at (408) 350-8767.

Sincerely yours,

DLA Piper US LLP

/s/ David Hubb
--------------
David Hubb

Enclosure

Cc (without enclosure):        Office of Freedom of Information and Privacy Act
                               Operations
                               Securities and Exchange Commission
                               Operations Center
                               6432 General Green Way
                               Mail Stop O-5
                               Alexandria, Virginia 22312-2413

                               Mark Farley (Deloitte & Touche LLP)
                               Victor Viegas (Immersion Corporation)
                               Stephen Ambler (Immersion Corporation)
                               James Koshland (DLA Piper US LLP)
                               Ben Griebe (DLA Piper US LLP)

Tuesday, January 23, 2007                      IMMERSION CORPORATION HAS CLAIMED
                                      CONFIDENTIAL TREATMENT OF PORTIONS OF THIS
                                  LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


Mr. Brad Skinner
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N. E.
Washington, D.C.  20549


RE:    Immersion Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Filed March 10, 2006

Dear Mr. Skinner:

Thank you for your review of our above noted filings, and the comments you provided in your letter to Immersion Corporation, a Delaware corporation (the "Company"), dated December 20, 2006. We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements, and to achieve greater transparency in our filings. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are providing the additional information requested to your comments below. For your convenience, we have repeated and numbered the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Financial Statements
--------------------

Note 1. Significant Accounting Policies, page 61
------------------------------------------------

Revenue Recognition
-------------------

Royalty and License Revenue
---------------------------

1. We note your response to prior comment 1 from our letter dated August 2, 2006 concerning your revenue recognition methodology for time-based licenses of intellectual property portfolio with upfront payments and/or annual minimum royalty requirements with no services contracted. In your response you indicate that you apply both SOP 97-2 and SAB Topic 13 to such arrangements and that you have chosen to recognize the revenue in a straight-line manner based on certain guidance from SAB Topic 13.

Mr. Brad Skinner
Securities and Exchange Commission
January 23, 2007
Page 2


       Based on the information contained in your response, we understand that you have no remaining performance obligations in connection with the revenue arrangements in question. In this regard, we note the language in your response indicating that you "do not have to modify or customize" your intellectual property or technologies and that "you are not required to perform any additional services" for your customers.

       In view of your apparent lack of any remaining performance obligations, it is not clear to us why you defer the revenue attributable to these arrangements. Accordingly, further explain to us why you believe this pattern of revenue recognition is appropriate. As part of your response, explain whether you have an explicit or implicit obligation to provide upgrades, enhancements or additional products. Additionally, in view of the language that you have "chosen" to recognize revenue in a straight-line manner, explain any other revenue recognition patterns you considered at the time you made your choice. Explain why these alternative methods were rejected.

       Response:
       ---------

       Certain customers that seek to internally develop, manufacture, and/or distribute products or services incorporating our patents or technologies request a license to our intellectual property portfolio and/or technologies. We generally grant a fixed term license to these customers and this license includes present patents and patents added during the term. Thus, we are contractually required to provide these customers any unspecified updates, variations, modifications, improvements, advancements and additions to the Company's portfolio of patents, either developed or otherwise acquired, at no additional cost to the customer, on a when-and-if available basis.

       We believe that delivery of any additional rights or information as required, under a when-and-if available basis, represents a continuing performance obligation as part of the arrangement. Therefore, we recognize revenue of the non-refundable upfront license fees on a straight-line basis over the contract term in accordance with SAB Topic 13-A.3(f).

       Our previous response, which included the word "chosen" related to the method of revenue recognition, was intended to convey that we had considered both straight-line and immediate recognition in our evaluation of the revenue, and that we had concluded that the appropriate revenue recognition for the non-refundable upfront license fees was straight-line, based upon the continuing performance obligation in the contracts.

       We will modify our consolidated financial statement related revenue recognition disclosure in future filings. We propose the following revised disclosure.

       -----------------------------------------------------------------------
         License Revenue Model                  Revenue Recognition
       -----------------------------------------------------------------------
         Time-based license of                  Based on straight-line
         intellectual property                  amortization of annual
         portfolio with up-front                minimum/up-front payment
         payments and/or annual minimum         recognized over contract
         royalty requirements, no services      period or annual minimum
         contracted. Licensees have             period.
         certain rights to updates to the
         intellectual property portfolio
         during the contract period.
       -----------------------------------------------------------------------

Mr. Brad Skinner
Securities and Exchange Commission
January 23, 2007
Page 3

Multiple Element Arrangements
-----------------------------

2. We have considered your response to prior comment 2 from our letter dated August 2, 2006 and remain unclear as to how you establish VSOE of fair value for elements included in your multiple element arrangements. Accordingly, clearly identify for us those elements for which you have established VSOE, and explain how VSOE has been established. For example, clearly identify the "limited number" of elements for which you have established VSOE through separate sales. Additionally, identify those items for which VSOE is established through list prices, and explain why you believe those list prices represent VSOE. As part of your response, clearly describe your discounting practices and explain how those practices are taken into consideration when evaluating whether VSOE exists for particular elements. Address how your policies in this area comply with paragraph 10 of SOP 97-2.

       Response:
       ---------

       Most of the Company's revenue generating activities do not involve multiple elements arrangements.

       We have established VSOE for two elements included in multiple element arrangements as follows:

     A. Engineering services related to technology license contracts. Total invoiced amounts were $316,405 in 2005 and [****] in 2006 for technology licenses that had an additional element of engineering services, of which $126,143 in 2005 and [****] in 2006 related to engineering services. VSOE was determined based upon the hourly rate for engineering services when sold separately. This is consistent with paragraph 10 of SOP 97-2. Additionally, we do not provide discounts on our engineering services related to technology license contracts.

     B. Post contract support ("PCS"). There was one contract that had PCS of $200,000 signed in 2005 and [****] in 2006 that had PCS. VSOE was determined based upon the stated renewal rate in the contract. This is consistent with paragraph 57 of SOP 97-2.

       In connection with our response to your comment, we reexamined the individual transactions for which we had originally concluded that we had established VSOE of PCS, and determined that we in fact did not have a

------------------
**** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

Mr. Brad Skinner
Securities and Exchange Commission
January 23, 2007
Page 4

       sufficient basis to establish VSOE of PCS. These limited number of transactions involving software maintenance (PCS) were for the 3D product line where PCS is bundled with hardware or software. Because we did not have VSOE of PCS for these transactions we believe the entire fee should have been recognized ratably over the contractual PCS period consistent with paragraphs 12 and 58 of SOP 97-2. We have considered the impact of recognizing the entire fee ratably in the table below.

       Based on our SAB 99 analysis, we believe these amounts are not material individually or in aggregate in the years or quarterly periods. We considered the qualitative considerations of SAB 99 and determined the errors did not impact the nine items listed in SAB 99 or other qualitative considerations. We have corrected the transactions related to 2006 in the fourth quarter ([****] transactions totaling [****]) and will record them properly in future periods. Additionally, we note that the magnitude of FY2002 sales was minimal and had no material impact on years thereafter.

       We note for the staff that we do provide discounts on software and software maintenance (PCS). The discounting from list prices was related to the limited number of transactions detailed below where software and software maintenance are bundled with our 3D products.

       Fiscal Year Ended December 31,         2003           2004           2005
       ------------------------------         ----           ----           ----
       Number of sales transactions with       11             4              5
       bundled PCS

       Total invoiced                           $275,753         $95,897      $239,900

       Revenue recorded per financial           $201,147        $120,465      $260,878
       statements

       Revised Revenue recognized                $46,213        $102,289      $169,023

       Difference in Revenue recognized         $154,935         $18,176       $91,856

       Difference in Revenue as a                  0.77%           0.08%         0.38%
       percentage of Total Revenue

       Effect on Net Loss as a percentage          0.61%           0.15%         0.65%

       Effect on EPS - basic and diluted          $0.005         $0.001        $0.004
                                               per share      per share     per share

Note 9. Long-term Customer Advance from Microsoft, page 68
----------------------------------------------------------

------------------
**** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

Mr. Brad Skinner
Securities and Exchange Commission
January 23, 2007
Page 5

3. We note your response to prior comment 4 where you indicate the agreements with Microsoft, consisting of the settlement agreement, license agreement, sublicense agreement, Series A redeemable convertible preferred stock and the senior redeemable convertible debenture purchase agreement, did not constitute separate units of accounting under EITF 00-21 due to lack of objective and reliable evidence. Explain to us, in reasonable detail, your basis for concluding that you did not have objective and reliable evidence of fair value. As part of your response, explain what you believe would represent objective and reliable evidence, and describe the steps you took or considered taking to obtain such evidence.

       Response:
       ---------

       We believe that objective and reliable evidence of fair value would include (1) a history of similar deliverables or transactions, (2) transactions with similar customers, and/or (3) an independent valuation. We also believe that contractually stated prices in the agreements should be considered in assessing fair value, but these cannot be presumed to represent fair value.

       We have no history of similar deliverables or transactions to the agreements with Microsoft or any similar customers. We had discussions with an independent valuation firm and our auditors and determined that an independent valuation would not provide reliable and objective evidence for the multiple elements. We also considered the contractually stated prices in the agreements and determined that there was no substantive work performed to determine the amounts and thus they could not be relied upon.

       Based upon the above we concluded that we did not have objective and reliable evidence to separate the above components that were entered into contemporaneously.

4. Your response to prior comment number 4 indicates that the amount allocated to common stock was determined as a residual amount after concluding that the only remaining obligation was the contingent amount related to the participation rights. Further explain to us your basis for this allocation. As part of your response, explain the basis for your apparent conclusion that the only elements to which proceeds should be allocated were the common stock and participation rights. In this regard, explain your basis for concluding that no amounts should be allocated to the litigation settlement or patent license agreement.

       Response:
       ---------
       As stated in our response to question #3 above, we concluded that we did not have objective and reliable evidence of the fair value to account for either the litigation or patent license agreement separately. Subsequent to our initial recording of the $26 million as a liability, Microsoft elected to convert its 2,185,792 shares of our preferred stock into shares of our common stock in April 2004. Upon the conversion of the preferred stock, all but $15 million of the minimum liability was extinguished. Therefore, upon the conversion of the preferred stock in April 2004, we reduced the liability to the minimum obligation of $15 million. The remainder of the consideration was transferred to common stock and no amounts have been recorded to income.

------------------
**** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

Mr. Brad Skinner
Securities and Exchange Commission
January 23, 2007
Page 6

5. We note your response to prior comment 5. In light of the nature of the participation agreement, and the conditions under which you may be required to pay amounts to Microsoft, explain to us, in reasonable detail, your basis for concluding that the $15 million potential payment should be recorded as a liability. As part of your response, explain why you believe this item represents a loss contingency for purposes of SFAS 5, par. 8. In this regard, we note that this item appears to represent a potential contractual obligation that will become due only if and when certain contractually-defined events occur. Additionally, it appears that certain resolutions under the participation agreement, which would result in no liability to you, are within your sole discretion. In view of these factors, it does not appear that a liability has been incurred or an asset has been impaired as of the date of your financial statements.

       Response:
       ---------

       SFAS 5, paragraph 8, was the primary consideration in the evaluation of the recording of this liability. Management determined that both 1) a liability had been incurred on the date of the agreement with Microsoft (see below), and 2) that the amount was reasonably estimatable as the minimum amount of the liability per the contract. We believe the events that generated this liability occurred when the agreements were signed and were not dependent upon future events.

       Management also evaluated the customer advance under SAB 104, which requires the amount to be fixed and determinable and not subject to refund or adjustment for income recognition. The $15 million paid by Microsoft to the Company is subject to refund. The Company has disclosed the amount as a long term customer advance to reflect the nature of the liability.

       The $15 million was originally recorded as a liability as this was the most likely amount management believed would be payable from the following scenarios:

          o A settlement between the Company and Sony requires the Company to make a payment to Microsoft of not less than $15 million.

          o    [****]

          o Judicial loss - no payment would be required if the Company lost the lawsuit.

          o Judicial win - management believes that a judicial win would likely result in a settlement agreement between the Company and Sony for the reasons listed below. Such a settlement requires the Company to make a payment to Microsoft of not less than $15 million.

------------------
**** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

Mr. Brad Skinner
Securities and Exchange Commission
January 23, 2007
Page 7

       Some of the reasons why Sony and the Company would enter into a settlement even in the event of a judicial win are as follows:

          o The Company sued Sony for infringement of two patents. The Company has a patent portfolio of over 600 patents or patents pending. Upon a judicial win management believes that Sony would enter into a settlement agreement with the Company to license the entire patent portfolio ([****]) to prevent the Company from bringing suit against Sony on Sony's infringing products on other patents.

          o The lawsuit was related only to the sales in the United States. Management believes Sony would want a settlement agreement to address global patent rights ([****]).

          o Management believes that a judicial win by the Company would likely result in an injunction against Sony which would enjoin Sony from selling infringing products, absent a license from the Company. Sony would enter into a settlement agreement fixing the future royalty rate on Sony's infringing products, which would allow them to continue selling those products.

          o The Company wanted to enter into a settlement agreement to end the litigation and related expense that has totaled over $25 million to date and would continue to be significant if a settlement agreement was not executed.

          o A settlement agreement would then allow the Company and Sony to enter into royalty discussions and a possible arrangement on future Sony products that contained vibration technology at favorable rates.

          o The Company's management has had settlement discussions with Sony even before the settlement with Microsoft and thereafter, and each time the above points were key elements of the discussions.

       We continue to evaluate the recorded liability under SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The liability can not be derecognized until the liability has been extinguished.

       The use of the words in our last response, "at our discretion" was extracted from the wording in the contract that described the discretion that the Company had, vis a vis Microsoft, to settle the lawsuit with Sony during the time period that Microsoft could sublicense the technology to Sony, and such words were not intended to have any other meaning.

------------------
**** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

Mr. Brad Skinner
Securities and Exchange Commission
January 23, 2007
Page 8

       We will modify our consolidated financial statement disclosure related to the Microsoft agreement in future filings to clarify the minimum obligation.

       -------------------------------------------------------------------------
         Present disclosure                     Revised

       -------------------------------------------------------------------------
         Under certain circumstances related    Under a settlement with Sony
         to a Company initiated settlement      Computer Entertainment, the
         with Sony Computer Entertainment,      Company would be obligated to
         the Company would be obligated to      pay Microsoft a minimum of
         pay Microsoft a minimum of             $15.0 million. In the event of
         $15.0 million. In the event of an      an unfavorable judicial
         unfavorable judicial resolution or     resolution or dismissal of the
         a dismissal or withdrawal by the       lawsuit meeting certain
         Company of the lawsuit meeting         conditions, the Company would
         certain conditions, the Company        not be required to make any
         would not be required to make any      payments to Microsoft except
         payments to Microsoft except           pursuant to the payment
         pursuant to the payment provisions     provisions relating to any
         relating to any outstanding            outstanding 7% Debentures.
         7% Debentures
       -------------------------------------------------------------------------

We hope you find the above information responsive to your comments. Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at (408) 350-8767.

Sincerely,

/s/ Stephen Ambler
------------------
Stephen Ambler
Chief Financial Officer and Vice President, Finance

cc:               David Edgar, SEC
                  Mark Farley, Deloitte & Touche LLP
                  David A. Hubb, DLA Piper US LLP
                  James Koshland, DLA Piper US LLP